UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934

Advanced Energy Industries, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

007973 10 0
(CUSIP Number)

December 31, 2013
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐   Rule 13d-1(b)
☐   Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 007973 10 0	13G	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Douglas S. Schatz & Jill E. Schatz Family Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
WYOMING
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5.	SOLE VOTING POWER
2,444,151
		6.	SHARED VOTING POWER
74,168
		7.	SOLE DISPOSITIVE POWER
2,444,151
		8.	SHARE DISPOSITIVE POWER
74,168
9.	AGGREGATE AMOUNT BENEFICIALLY OWEND BY EACH REPORTING PERSON
2,518,319
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.3%
12.	TYPE OF REPORTING PERSON (see instructions)
OO

CUSIP No. 007973 10 0	13G	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Douglas S. Schatz
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5.	SOLE VOTING POWER
2,621,851
		6.	SHARED VOTING POWER
74,168
		7.	SOLE DISPOSITIVE POWER
2,621,851
		8.	SHARE DISPOSITIVE POWER
74,168
9.	AGGREGATE AMOUNT BENEFICIALLY OWEND BY EACH REPORTING PERSON
2,696,019
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.74%
12.	TYPE OF REPORTING PERSON (see instructions)
IN

CUSIP No. 007973 10 0	13G	Page 4 of 7 Pages

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Jill E. Schatz
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5.	SOLE VOTING POWER
2,444,151
		6.	SHARED VOTING POWER
74,168
		7.	SOLE DISPOSITIVE POWER
2,444,151
		8.	SHARE DISPOSITIVE POWER
74,168
9.	AGGREGATE AMOUNT BENEFICIALLY OWEND BY EACH REPORTING PERSON
2,518,319
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.3%
12.	TYPE OF REPORTING PERSON (see instructions)
IN

CUSIP No. 007973 10 0	13G	Page 5 of 7 Pages

Item 1.

(a)	Name of Issuer
Advanced Energy Industries, Inc.

(b)	Address of Issuer's Principal Executive Offices
1625 Sharp Point Drive
Fort Collins, CO 80525

Item 2.

(a)	Name of Person Filing
Douglas S. Schatz & Jill E. Schatz Family Trust
Douglas S. Schatz
Jill E. Schatz

(b)	Address of the Principal Office or, if none, residence
P.O. Box 481
Fort Collins, CO 80522

(c)	Citizenship
Douglas S. Schatz & Jill E. Schatz Family Trust - Wyoming
Douglas S. Schatz - United States
Jill E. Schatz - United States

(d)	Title of Class of Securities
Common Stock, $0.001 par value

(e)	CUSIP Number
007973 10 0

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable

CUSIP No. 007973 10 0	13G	Page 6 of 7 Pages

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:
Douglas S. Schatz & Jill E. Schatz Family Trust - 2,518,319
Douglas S. Schatz - 2,696,019
Jill E. Schatz - 2,518,319

(b)	Percent of class:
Douglas S. Schatz & Jill E. Schatz Family Trust - 6.3%
Douglas S. Schatz - 6.74%
Jill E. Schatz - 6.3%

(c)	Number of shares as to which the person has:
Douglas S. Schatz & Jill E. Schatz Family Trust
(i)Sole power to vote or to direct the vote - 2,444,151
(ii)Shared power to vote or to direct the vote - 74,168
(iii)Sole power to dispose or to direct the disposition of - 2,444,151
(iv)Shared power to dispose or to direct the disposition of - 74,168
Douglas S. Schatz
(i)Sole power to vote or to direct the vote - 2,621,851
(ii)Shared power to vote or to direct the vote - 74,168
(iii)Sole power to dispose or to direct the disposition of - 2,621,851
(iv)Shared power to dispose or to direct the disposition of - 74,168
Jill E. Schatz
(i)Sole power to vote or to direct the vote - 2,444,151
(ii)Shared power to vote or to direct the vote - 74,168
(iii)Sole power to dispose or to direct the disposition of - 2,444,151
(iv)Shared power to dispose or to direct the disposition of - 74,168

* Mr. and Mrs. Schatz are trustees of a charitable foundation that is the record holder of 74,168 shares of common stock of the issuer. The two other trustees of the charitable foundation are members of Mr. and Mrs. Schatz’s immediate family. Accordingly, Mr. and Mrs. Schatz may be deemed to share with the other trustees voting and dispositive power with respect to the charitable foundation’s 74,168 shares. The reporting persons disclaim beneficial ownership of the shares held by the charitable foundation.

Item 5.  Ownership of Five Percent or Less of a Class.
Not applicable
Item 6.  Ownership of More than Five Percent on Behalf of Another Person.
Not applicable
Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable
Item 8.  Identification and Classification of Members of the Group.
Not applicable
Item 9.  Notice of Dissolution of Group.
Not applicable
Item 10.  Certification.
Not applicable

CUSIP No. 007973 10 0	13G	Page 7 of 7 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2014
Date

/s/ Jill Schatz
Signature

Jill Schatz
Name/Title

February 12, 2014
Date

/s/ Douglas Schatz
Signature

Douglas Schatz - Trustee
Name/Title